UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrants name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 7, 2006

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2006 VOLUMES

(Santiago, Chile, April 7, 2006) CCU (NYSE: CU) reported today preliminary first quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter
Chile:	Volumes	% Change
Beer	1,370,089	8.1%
Soft Drinks	918,304	0.0%
Nectars	117,583	20.2%
Mineral Waters	376,071	21.7%
Wine Domestic	90,073	-14.9%
Wine Export[1]	74,331	-0.4%
Pisco	35,376	48.6%
Total Chile[2]	2,981,827	6.6%

Argentina:
Beer	666,017	1.8%
Wine1-3	6,367	-7.3%
Total Argentina	672,384	1.7%
TOTAL	3,654,211	5.7%

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watts Alimentos S.A. For more information, visit "http://www.ccu-sa.com/">

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Bartel

Chief Financial Officer

Date: April 7, 2006